SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 17, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces a private issuance in israel of untradeable option warrants exercisable for the Company's Debentures (Series G)

PARTNER COMMUNICATIONS ANNOUNCES A PRIVATE
 ISSUANCE IN ISRAEL OF UNTRADEABLE OPTION
WARRANTS EXERCISABLE FOR THE COMPANY'S
DEBENTURES (SERIES G)

ROSH HA'AYIN, Israel, April 17, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that on April 16, 2019, the Company's Board of Directors approved a private placement of untradeable option warrants (Series A) and option warrants (Series B), that are exercisable for the Company's Series G debentures, to classified investors that declared that they are investors who belong to the investors specified in the First Schedule of the Securities Law in accordance with Section 15A(b)(1) of the Securities Law, 5728-1968 ("the Israeli Securities Law"). The option warrants that will be allotted will not be listed for trading on the Tel Aviv Stock Exchange Ltd. ("TASE"). The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE.

Each Series A option warrant as well as each Series B option warrant (together "the Option Warrants") will be exercisable for NIS 100 par value of Series G debentures of the Company, and all according to the terms detailed in the terms of the option warrants.

The price to be paid in respect of the allotment of each option warrant (Series A) and each option warrant (Series B) is NIS 11.5 and NIS 11, respectively, where the payment for each option warrant will be paid in full prior to the allotment date of the Option Warrants and in total the amount of approximately NIS 37 million will be paid to the Company on the allotment date of the Option Warrants.

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The exercise price in each of the series for each Option Warrant for NIS 100 par value is NIS 88. Notwithstanding the aforesaid, to the extent that at any exercise date the Company's rating by S&P Global Ratings Maalot Ltd. ("Maalot") will be lower than that of ilA + (or a parallel rating by another rating company), the exercise price for that exercise only will be NIS 87.12 for the exercise of one Option Warrant.

The allotment of the options is subject to the fulfillment of the following two cumulative conditions until no later than May 2, 2019: (1) receipt of the TASE's approval for the listing of the Series G debentures that will result from the exercise of the Option Warrants; (2) Receipt of approval of the rating agency Maalot that the current existing rating of the Series G debentures shall not be reduced as a result of the allotment of the Option Warrants and assuming full exercise of the Option Warrants, if required (as detailed above such approval was received).

The exercise period of the Series A Option Warrants will commence on July 1, 2019 (inclusive) and will end on May 31, 2020 (inclusive). During this period, the holders of the Series A Option Warrants will be permitted to give notice of the exercise of the Option Warrants on each of the following dates: (1) July 1, 2019; (2) November 28, 2019; (3) February 27, 2020; and (4) May 31, 2020.

The exercise period of the Series B Option Warrants will commence on July 1, 2020 (inclusive) and will end on May 31, 2021 (inclusive). During this period, the holders of the Series B Option Warrants will be permitted to give notice of exercise of the Option Warrants on each of the following dates: (1) July 1, 2020; (2) November 26, 2020; (3) February 25, 2021; and (4) May 31, 2021.

It should be noted that in the event that the Company will receive an exercise notice in respect of the Option Warrants (in accordance with the terms set out in the Option Warrants), and all the required approvals for the allotment of the debentures resulting from the exercise of the Option Warrants were not received (including the approvals required under Sections 2.4.1 and 2.4.2 of the Deed of Trust), the Option Warrant holders will be entitled to inform the Company of the choice of one of the two alternatives: (1) Payment in lieu of exercise- the Company will pay the Option Warrant holder, instead of the exercise of the Option Warrants the subject of the exercise notice, an amount equal to the price of the Option Warrant, multiplied by the quantity of Option Warrants that is the subject of the exercise notice, plus interest at the annual rate of 4.8% that will be paid in respect of the period from the date of transfer of the relevant Option Warrant price to the Company and until the date of payment in lieu of the exercise by the Company; (2) Waiver of the Exercise - the Option Warrant holder shall notify the Company of his waiver of exercise of the Option Warants which are the subject of the exercise notice on that exercise date. Such waiver shall constitute a waiver by the holder only in respect of that relevant exercise date, the Option Warrants shall not expire and may be exercised at the following exercise dates.

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The total consideration expected to the Company in respect of the allotment of the Option Warrants and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 323.7 million.

The Series G debentures in circulation were issued without a discount. The adjusted value (principal and interest) of NIS 1 par value Series G debentures as of April 16, 2019 is NIS 1.011. The total consideration for the allotment of the Option Warrants and exercise of the Option Warrants (Series 1) is NIS 0.995 for 1 par value Series G debentures. The total consideration for the allotment of the Option Warrants and the exercise of the options (Series 2) is NIS 0.99 for 1 par value Series G debentures. The said consideration is lower than the adjusted value of the debentures and therefore the Series G debentures that will be issued as a result of exercise of the Option Warrants will be issued at a discount. Pursuant to approval by the Tax Authority for a "green track" arrangement received by the Company, a uniform discount rate will be determined according to a formula that weights the discount rates of the debentures. According to the said arrangement, the uniform weighted discount rate for the Series G debentures, assuming that all the Option Warrants were exercised at the last exercisable date, and that no change occurred in the exercise price is approximately 2.269%. It is hereby clarified that insofar as the Option Warrants are exercised prior to the last exercise date, a change may occur in the weighted discount rate, and should such change occur, the Company will report the new weighted discount rate in an immediate report immediately thereafter. In addition, if there will be a change in the exercise price as a result of the said lowering of rating, the Company will immediately report the new weighted discount rate thereafter.

Maalot has approved an ilA + rating for the issuance of debentures in a total amount of up to NIS 326 million, to be issued through the issuance of two private series (long and short) of untradeable options for the expansion of Series G. For further information, see Maalot's report dated April 17, 2019 at: https://www.maalot.co.il/Publications/495/IRPar20190417083708.pdf or its unofficial English translation attached to this Form 6-K submitted to the US Securities and Exchange Commission.

The restrictions on resale (blockage provisions) pursuant to the Israeli Securities Law and the Securities Regulations (details in respect of Sections 15A to 15C of the law) 5760-2000, will apply to the holding of the Option Warrants and/or the Series G debentures that will derive from their exercise.

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The Option Warrants, that are not being offered or sold in the United States, may be transferred only to persons outside the United States and the Option Warrants may only be exercised by persons who certify that they are outside the United States, and the Series G debentures may be issued, allotted and sold upon exercise of the Option Warrants only to persons outside the United States. The Option Warrants and the Series G debentures have not been and will not be registered under the US Securities Act of 1933, as amended ("the Securities Act"), or with any securities regulatory authority of any state or other jurisdiction of the United States and are being offered and sold only outside the United States in transactions not subject to the registration requirements of the Securities Act. There will be no public offering of any securities referred to herein in the United States.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR SINGAPORE.

For additional details regarding the Company's Series G debentures, see the Company's Shelf Offering Report that the Company published on January 3, 2019 (on Form 6-K) at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891319000035/zk1922436.htm or
https://mayafiles.tase.co.il/rpdf/1206001-1207000/P1206884-00.pdf and also the Company's Annual Report on Form 20-F for the year ended December 31, 2018 – "Item 5B. Liquidity and Capital Resources".

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995/ Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements. All statements other than statements of historical fact included in this press release, including statements relating to the completion of the issuance of the private placement of the Option Warrants and the debentures that will result from the exercise of the Option Warrants and any other statement regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951

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Partner Communications Co. Ltd.

April 17, 2019

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Totaling Up To NIS 326 Million Par Value

Primary Credit Analyst
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P
Global Ratings Maalot Ltd. The translation has no legal status and S&P
Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on April 14, 2019, the
Hebrew version shall apply.

1 | April 17, 2019	New Issuance

Partner Communications Co. Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Totaling Up To NIS 326 Million Par Value

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 326 million par value to be issued by Partner Communications Co. Ltd. (ilA+/Stable) through the issuance of two private series of non-tradable options to expand bond series G. The conversion of options to bonds is expected to take place on pre-determined dates in 2019-2021, with one series of the options maturing before the second series.

The bonds’ rating was assigned, inter alia, on the basis of the allotment letters for the options for the expansion of Series G, which will be signed between the company and the holders around the time of this announcement. The proceeds from the issuance will be mainly used for recycling existing debt and for the company's ongoing activity.

We note that if material events occur that affect the company’s rating prior to the conversion dates, they may also affect the bonds’ rating.

For additional information on the rating and for other regulatory requirements, see our rating report dated August 13, 2018.

2 | April 17, 2019	www.maalot.co.il

Partner Communications Co. Ltd.

Rating Detail (As of 17-April-2019)

Partner Communications Co. Ltd. Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Stable

Issue Rating(s)
Senior Unsecured Debt
Series D,F,G	ilA+

Rating History
Local Currency Long Term
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Dev
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	08:27 17/04/2019
Time when the analyst first learned of the event	08:27 17/04/2019
Rating requested by	Issuer

3 | April 17, 2019	www.maalot.co.il

Partner Communications Co. Ltd.

Credit Rating Surveillance

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4 | April 17, 2019	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: April 17, 2019